

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

Via E-mail
Richard K. Coleman, Jr.
President and Chief Executive Officer
Crossroads Systems, Inc.
11000 North Mo-Pac Expressway
Austin, TX 78759

> **Re:** **Crossroads Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 10, 2013**
> **File No. 333-188549**

Dear Mr. Coleman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. Regarding your reference in footnote (1) to Securities Act Rule 416(a), please confirm your understanding that you cannot rely on Rule 416 to register an indeterminate number of additional shares of common stock issuable as a result of price protection provisions that guarantee the lowest preferred stock conversion or warrant exercise price, as described on pages 68 and 69 of your document. To the extent that the number of shares to be issued as a result of these provisions exceeds the number you register in the fee table, you must file a new registration statement to cover the additional shares issuable as a result of the reduced conversion or exercise prices. Refer to Securities Act Rules Compliance and Disclosure Interpretations Question 213.02.

Prospectus Cover Page

2.   We note from disclosure elsewhere in your document that your convertible preferred is divided into sub-series F-1 and F-2 and that the sub-series F-2 has limited voting rights. Please specify the amounts of each series of convertible preferred stock you are registering and provide a concise explanation of the difference in rights between the series. Also provide a cross-reference to the page of the prospectus where a materially complete description of the rights of each series of preferred stock is provided.

3.   Tell us whether you plan to provide the initial offering prices of the preferred stock and warrants in a pre-effective amendment. More specifically, identify the "public market" in which the preferred stock and warrants must be listed for trading or quoted, before the offering price may fluctuate.

Risk Factors, page 6

4.   We note that the adjustments to the conversion price of your preferred stock and exercise price of your warrants that you disclose on pages 68 and 69, to the issuance prices of future sales of common stock at less than the then-existing conversion or exercise price, could cause a potentially unbounded number of shares to be issued. Please include a risk factor that highlights the possible dilution and other adverse effects, including the impact on future capital formation activities. In addition, tell us what consideration you gave to providing a table in the forepart of your document, such as in the Summary or the added risk factor, quantifying the potential impact of additional share issuances at 25%, 50%, and 75% below the conversion and exercise price of the preferred stock and warrants, respectively.

A default under our credit facility…, page 21

5.   In a relevant part of your document, such as under Liquidity and Capital Resources, please provide a materially complete discussion of your covenants, including information about the breach, steps taken to avoid a future breach, and the reasonably likely impact of a breach. For guidance, refer section IV.C our Release No. 33-8350.

Description of 5.0% Series F Convertible Preferred Stock and Warrants Issued in our March 2013 Private Placement

Conversion Rights, page 66

6.   You state in the first sentence that the conversion of the preferred is subject to adjustment as specified in the bullet points that immediately follow. This appears to be inconsistent with sections 7 and 8 of your Certificate of Designation filed as exhibit 3.1.2, which describes the terms in the bullet points as optional conversion provisions that can be exercised by either the holder or you. Please revise or advise. Tell us the consideration

you gave to alerting potential holders of preferred stock in the prospectus summary of the alternative conversion rates and concisely explaining their operation in the forepart of the prospectus.

<u>Selling Security Holders, page 77</u>

7.   For each of the legal entities listed in the table on page 79, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities to be offered for resale. Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02. Also, tell us whether any of the entities in your table are broker-dealers or affiliate of broker-dealers. Finally, tell us whether Messrs. Ecker, Berlacher, Besser, Allsop, Jay D. Seid, Melvin Seid, and Stanley and Mses. Kalista and Stanley are affiliates of broker-dealers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-Mail
        J. Matthew Lyons, Esq.
        Andrews Kurth LLP